

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631**

Mail Stop 4631

February 13, 2018

<u>Via E-Mail</u>
Mr. Sergio Pedreiro
Chief Executive Officer
Estre Ambiental, Inc.
1830, Presidente Juscelino Kubitschek Avenue, Tower 1, 3rd Floor
Itaim Bibi
Sao Paulo, Brazil 04543-900-SP

> **Re:** **Estre Ambiental, Inc.**
> **Registration Statement on Form F-1**
> **Filed January 24, 2018**
> **File No. 333-222678**

Dear Mr. Pedreiro:

We have limited our review of your registration statement to those issues that we have addressed in our comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information that you provide in response to these comments, we may have additional comments.

<u>Selling Shareholders, page 192</u>

1. Your disclosure states that you have omitted the 18,499,999 shares issuable upon exercise of the public warrants from the table and that additional selling security holders will not be able to use the prospectus for resale until they are named in the table by post-effective amendment. Please also disclose that there are other unnamed security holders that purchased in one of the other offerings and identify that offering. Please also disclose why

you have not provided information for any of the unidentified selling shareholders. Please see Question 220.03 of the staff's Securities Act Rules C&DIs for more information.

Enforceability of Civil Liabilities under U.S. Securities Laws, page 205

2. File as an exhibit to the registration statement the consent of Maples & Calder for the use of its name and the opinions expressed in this section of the registration statement. See Rule 436(a) of Regulation C under the Securities Act.

Signatures

3. Your controller or principal accounting officer also must sign the registration statement, Further, any person who occupies more than one of the specified positions, for example, principal financial officer and controller or principal accounting officer, must indicate each capacity in which he signs the registration statement. See Instructions for signatures Form F-1, and revise.

Exhibit 5.1

4. Counsel must opine on all of the securities being registered under the registration statement. Please refile the legal opinion to include all of the 18,499,999 ordinary shares issuable upon the exercise of the public warrants, the 14,401,962 ordinary shares purchased by unrelated institutional investors in private placements, and the 197,441 ordinary shares received by a shareholder of Estre Ambiental S.A.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765 with any questions.

Very truly yours,

/s/ Pamela A. Long

Pamela A. Long

Assistant Director
Office of Manufacturing and Construction

cc: <u>Via E-Mail</u>
        J. Mathias von Bernuth, Esq.
        Michael A. Civale, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP
        Avenida Brigadeiro Faria Lima, 3311, 7th Floor
        San Paulo, Brazil 04538-133